GLAMIS

Moderator: Yves Rebetez
February 04, 2005
11:56 pm CT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Glamis conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct the question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder, this conference is being recorded Friday, February 4, 2004.

I would now like to turn the conference over to Yves Rebetez.

Please proceed.

Yves Rebetez:	Thanks very much, Jennifer.

Good afternoon everybody. Thanks for joining us again.

The topic of discussion is pretty much the same as what we had earlier today except the different presenter.

We’re talking of course about the sort of three-way race going on in here in between Goldcorp trying to tie the knot with Wheaton River. And those two companies having agreed that their proposition is the superior one, for their shareholders all the while, Glamis Gold is going after Goldcorp. And this afternoon we’ll hear Glamis’ side of the story.

Chuck Jeannes joins us from Glamis to take us through a presentation which is available to you on AdviserNet, which you’ve hopefully printed so that when Chuck takes you through it, you have the visual aid, if you will, in front of you.

I would note in passing as I did during the Goldcorp presentation that we have no research coverage currently on any of the subject companies be they Goldcorp, Wheaton River or Glamis for that matter. And that any of the material — and all of the material that’s being presented is being presented by the company and that there is no implicit on our part recommendation either way with regards to any of what you are essentially hearing.

So I’m just going to turn it over to Chuck in a second. After his presentation, we’ll have a Q&A. And if you have any questions, by all means, at that point feel free to jump in.

So, Chuck, over to you.

Charles Jeannes:	Okay. Thanks a lot, Yves, and thanks to RBC for making this opportunity available.

I’m sorry that Kevin McArthur couldn’t be here, our CEO. As you might expect, we’re kind of scrambling — running around making last minute calls on folks, and he had a conflict that he just couldn’t be avoided. But I appreciate you taking the time to listen.

Of course, this is the final week and nearing the final day for Goldcorp shareholders to decide their future. And there’s been a lot of information out there about our bid. I’d say a fair amount of disinformation. And so what I’d like to do is try to clear up some of this and, of course, provide the opportunity at the end for you to ask any questions you might have.

I’ve got to say if you look at Slide 2 that there will be forward-looking statements made today. And as always, with respect to business, we can’t rely on those coming through. And of course, there are a lot of materials in the way of circulars and other things filed with the SEC and SEDAR. You can see those there and get a full picture of the solicitation that’s going on here.

I’m on Slide 3, and basically I am sure many of you have been keeping up on the event to this bid or you wouldn’t be listening in today.

I think our story has remained pretty consistent and on message throughout this last six weeks or so. We think that frankly, there are some scared tactics being employed out there that are based on backward-looking pro forma data that Wheaton and Goldcorp have put out to try say that, you know, we will be destroying earnings and the like. And I’m going to take you through some of that in more detail.

The bottom line is that we are in the infancy of frankly the best growth profile in our sector. And they know that, and it’s just not appropriate or fair to try to look back on the nine months ending September 30 and say that that’s going to be representative of the future.

We are providing a premium bid to the Goldcorp shareholders. And it’s really - it comes down to a fundamental choice, what is your vision for the company, a choice in corporate culture and management and a choice to either accept our premium offer or take what can be viewed as a reverse takeover by Wheaton of Goldcorp at a discount. I’ll talk about that as well.

Slide 4, we believe we have the pure gold story here with the real growth story.

We’ve been an operations oriented culture and continue with a lot of success in operations in mine building. We’ve been doing it for 25 years and, you know, with a rich tradition and background and history.

We got three cornerstone mines now that are low cost and long-term. Marigold in Nevada is a great success story. We acquired that in 1999 when we took over Rayrock Resources. You may recall back then it had about 600,000 ounces of reserves and was producing at less than 100,000 ounces a year. We’re now up to 2.3 million ounces of reserves and moving over 200,000 ounces annual production.

So, as I say, a real success story reengineered. It took a different look at it and made it substantially better. And that’s the kind of thing that we think we can bring to the Red Lake Mine in Ontario.

I would point out that Barrick is our partner there. We are the two-thirds owner and operator.

El Sauzal, another great story. We’ve just completed construction there. We had analysts from most of the investment houses down in December to rave reviews.

We poured the first gold in November, and it’s now in full commercial production. We’ve got life-of-mine averages of close to 200,000 ounces a year production at $110 cash cost, so very excited about that.

And as far as execution risk that the other guys have been talking about, frankly, the execution risk is behind us there. It’s done.

Marlin is the third and really the biggest and most profitable project we have going forward. And it’s continuing to proceed beautifully. In fact, we’ve placed a link on our Web site that you can go look at right on the first page that shows you a bunch of photographs so you can see exactly how construction is proceeding there.

We’re at least a couple of months ahead of our budget schedule. And we will be in commercial production late this year.

So building mines is what we do well. And Marlin will be another showplace for the company.

I’ll turn now to a few slides starting with 5 that really illustrates this growth profile that I’ve talked about and one that frankly Goldcorp and Wheaton are kind of ignoring in their presentations.

You can see that we’ll go from 400,000 ounces this year to over 660,000 next year. And I’ll contrast this later to Wheaton’s growth plans, but the key point here is that this growth is all fully permitted with feasibility studies. It’s based on 2P Reserves that’s finance standards now either under construction in the case of Marlin or done in the case of El Sauzal.

Slide 6 talks about the total cash cost. We’re building bigger better mines here, and our cash cost — excuse me — will be dropping dramatically as we go forward down to less than — excuse me — $140 an ounce in 2006.

So — and this is why, you know, we say we’ve taken the no-hedge pledge. You know, if you know Glamis, we haven’t hedged for a long time and certainly not going to because, you know, producing gold at these low costs, there’s just no reason to put in any sort of a floor at the cost of limiting the future upside to our shareholders.

So Slide 7, you combine growing production and reducing cost and you got outstanding cash flow going forward. And this is, again, Glamis standalone, and you can see on this slide that it’s predicted or based on 400 dollar gold which, of course, we’re above that now and hope to be well above it going forward.

Slide 8 talks about our reserves. We’ve posted an excellent track record of reserves growth. This gold bar represents 6.3 million ounces of proven and probable reserves that’s based on a very conservative gold price of $325. And it’s importantly, it’s all third-party audited every year. And I would point out that this number is larger than either Goldcorp or Wheaton.

Slide 9, we’ve talked now about the growth that’s I’d like to say it’s in the bag. On top of that is the outstanding exploration potential. Marigold as I said, Barrick is a partner there and I’ve been trying to buy that one-third interest for the last five years from Barrick and before them, Homestake. And it’s not as Mr. Telfer has implied that we somehow have a problem dealing with our partners that they don’t want to sell. And I’ve heard that from the very top of the company that they consider this one of the largest, unexplored or under-explored pieces of land in Nevada, and they don’t sell land in Nevada is a quote from Alex Davidson himself.

So, I think, you know, that is shared — that view is shared by us, that we have had dramatic success here over the last several years, and there’s still a lot of things to look at from an exploration standpoint at Marigold.

Marlin and El Sauzal we’ve talked about a lot. I’m not going to spend time there, but I do need to point out that Cerro Blanco will be Glamis’ next mine. We’re starting a feasibility study now, and it will be mined in some fashion either as a high-grade direct shipment process to the Marlin mill or, if it’s large enough, to have a mill on its own. But Cerro Blanco is not included in all of the growth numbers that I’ve shown in the previous slides.

Slide 10, this, you know, clearly Glamis has demonstrated a rich tradition of delivering shareholder value recognizing quality acquisitions and then executing on plans following the acquisition. We’ve, I think, adequately described our vision as to the great value we see at Red Lake.

After thorough due diligence, we came to a view with the help of the local Goldcorp team that this mine life — or mine has a long life ahead of it, and it can be substantially improved.

And for some reason, the guys in Red Lake were not getting the support, and no one was really listening to them in Toronto. And we think we provide the operations-based culture that is exactly what this mine needs right now.

And I would contrast this again to Wheaton River’s approach. We build mines. We’ve done it for the last 25 years, and Wheaton has yet to do it.

Slide 11, this addresses the risks that the other guys are talking about. Clearly Sazual is done.

Marlin, the timeline at the bottom shows where we are with the Glamis logo. As I said, we’re going to be in commercial production this year, and I’ve provided some of the analysts’ comments in order to show what the investment community feels about Marlin having been there.

I would contrast to Wheaton River. We’ve had larger groups of analysts at each of our projects with a view to transparency and full disclosure. And to my knowledge, analysts have not visited either Amapari or Los Filos.

So let’s talk on Slide 12 about the vision for the combination of the two companies; a pure unhedged gold company with the great blend of strengths to create the go to gold stock of the future, called a super intermediate or an emerging senior that represents a clearer investment alternative and, you know, it’s got the size and liquidity of a senior but with the simplicity, low cost, and growth opportunities of a mid-cap, and once again, pure gold which is extremely important.

Slide 13 then shows that geographic simplicity, a focus on the Americas all within an easy day’s travel of our mines and, you know, we won’t be troubled with multiple platforms on multiple continents. And we’ve got 75% of our reserves in NAFTA countries and IFC or that’s a part of the World Bank backing in Guatemala.

Slide 14 shows the pro forma gold production going forward. Again, this doesn’t include any exploration success, no blue sky and doesn’t include Cerro Blanco. And I would ask you to contrast that with the similar slide you see in the Goldcorp presentation taking them up to 1.5 million ounces. There are some definite question marks there, and we’ll talk about that.

Slide 15, exceptional cash generation. The one point I want to make here is that we would intend to put this cash to work, earning a gold multiple for shareholders. You know, we’ve been blasted by, you know, for having a low cash balance, but actually we’re quite proud of the fact that we haven’t constantly returned to the market to dilute our shareholders — excuse me — just to, you know, stick that money under the mattress. We’ve put our cash to work and you can compare our stock performance to Goldcorp’s over the last several years and see a stark difference between a growth company like Glamis that’s building mines and one that is just sitting on cash without a plan.

Slide 16 answers to why to choose Glamis over Wheaton River. We will pay a premium for the Goldcorp stock as opposed to Goldcorp’s shareholders paying a premium to dilute their pure gold brand. We bring growth and the right corporate culture.

Slide 17, it starts a few slides to get in to the details of how we plan to deliver value to the shareholders. One of the keys to our success has always been focused on increasing net asset value. And you can see that our transaction is very accretive to Goldcorp shareholders. And I should point out that this is based on the independent analysis in average of the various analyst reports out there on this transaction.

So you can see it’s accretive both on NAV and gold leverage. You know, how many reserves per share are represented in the new company.

And then financial performance on Slide 18. Ian and Rob have made much ado about these numbers. Apparently, you know, thinking that they can and deal with historical pro forma numbers and convince you that their combination will lead to better valuations, and they also apparently think they can turn copper into gold, but Slide 18 shows what the analysts are estimating for the combined company. And you can see that our growth in both cash flow per share and earnings per share is dramatically higher than the Wheaton River-Goldcorp combination.

Slide 19 shows these in absolute numbers that, you know, again, we’re being criticized for having no earnings or cash flow going forward and certainly that’s not the case. I will point out that you can see the Wheaton-Goldcorp combination provides higher earnings, but we’re going to talk about the risks to those earnings in just a few minutes.

Slide 20 really gets down to the meat of the matter here. It is very clear based on an independent view of valuation multiples that copper and the inclusion of copper in a gold company will depress its multiple.

Rob and Ian want you to believe that they can hide their copper revenues in a gold company and basically have the market ignore them. And this slide shows that the market is not so easily fooled.

This disparity in multiples doesn’t mean that, you know, it’s a bad thing to have a copper company, but people bought Goldcorp because it was a pure gold alternative. It trades at a multiple as a pure gold company and that multiple is at risk if you add copper revenue.

And I need to point out that you probably heard just previously that there’s only going to be 19% of the revenue of the combined company from copper.

Look at their slides, that assumes that 95-cent copper price going forward. If you assume $1.40 copper price going forward the way they do when they project earnings, then you’re at 31% of revenue, much higher than Placer Dome or Newmont or the other comparables that are being thrown out there.

Slide 21 is the same thing on an earnings basis. You know, we don’t focus on earnings multiples as driving gold stock prices, but that said, it’s clear that on a multiple basis, the copper revenue will depress a gold stock.

Slide 22, we’re paying a premium. This is a premium to any price that Goldcorp has traded out over the past year and, you know, some have come to us and said, “Well I’m kind of analyzing this as a reverse takeover by Wheaton because Wheaton’s CEO and Chief Financial Officer and Chief Operating Officer are also arriving and are moving the company to Vancouver.” So if you look at it hypothetically as though it’s a Wheaton takeover than you can see of course, they’re acquiring Goldcorp at a discount to its trading price.

Slide 23 just simply shows how we’ve done in the past year. Clearly Goldcorp has underperformed. I would say that Mr. McEwen has been distracted since he sold his stock in December of last year and then announced his resignation in September. Included in there was a couple of key management folks leaving in April without being replaced.

We think now is the time for a new management team at Goldcorp. And this slide also shows where the premium is. Clearly, you folks understand that the day we announced our share price dropped and theirs rose to meet the bid. And so, if the Wheaton deal is approved next week, you can certainly anticipate those moves reversing themselves.

Slide 24 real simple industry-leading growth profile, we’ve talked about that.

Twenty-five, I’m not going to spend much time on. This just kind of shows where the various assets that the companies have fit on this life cycle theory that Pierre La Sont espoused a few years ago which we agree with.

Slide 26, so let’s talk about the Wheaton River assets. Amapari is and has been mining at above reserve grade — excuse me, did I say Amapari. I meant Alumbrera.

Seventy percent of the revenues from copper, it is a copper mine, and so if you’re mining above the reserve grade that means at some point in the future the reserve grade has to be below — excuse me — you have to mine below reserve grade which will mean lower earnings going forward.

Amapari, I won’t get into all the technical details. Suffice it to say that 52% of the reserves are in sulfides for which there’s no published, at least, plan as to what they’re going to do with them and how they’re going to process it.

And then Los Filos as I talked about, no permit, no feasibility study, no reserves, and yet they’re in their growth profile.

Fairvest, Page 27, I know a lot of you saw that they came out recommending that Goldcorp vote for the Wheaton River deal. I’ve provided some quotes here to show that was clearly a close call. We think they misunderstood the relative risks of the two companies’ growth projects and also misunderstood the importance of the copper valuation issue. But there’s the quotes and certainly you can read the whole report if you’d like.

Slide 28 kind of sums it up, and I’m not going to go through all these points. But we’ve kind of, you know, looked at these different factors and questions or put a check mark or an X where we think the Goldcorp-Wheaton deal falls short. I just want to focus on the ones at the end. First, profitable growth.

We’ve talked about the risks to Amapari and Los Filos, and of course those make up the growth profile for Wheaton River in combination with Goldcorp.

The other risk that Goldcorp shareholders would be adding is copper price risks, which they don’t have right now. Copper is trading at near 15-year highs and actually near all-time high. And I, you know, you have to ask yourself why would you buy copper assets in this market?

And then the third thing that hasn’t been talked about at all, but it will impact future profitability is 176-million Wheaton River warrants that are outstanding and in the money. And you won’t see mention of that in any of the Wheaton or Goldcorp slides, but certainly that’s going to dilute per share performance going forward. So pure gold we’ve talked about, and of course we’re offering the premium.

Page 29, and this is we’re coming right to the end here. If you’re, you know, you hold Goldcorp shares or your clients do, you’ve got until 9 am Monday morning to provide the “No” vote on the Glamis proxy or Tuesday morning on the management proxy, and it’s important that you recall or understand that it’s not just enough to tender. If you want to tender to our bid, we first got to see the Wheaton River proposal defeated at the shareholders meeting or else our bid goes away.

So thank you very much. That concludes, you know, what I wanted to talk about on the slide presentation. I will be happy to answer any questions that I can. And with that, I’ll just pass it back to you, Yves.

Yves Rebetez:	Thanks very much, Chuck, for this.

Maybe I’ll ask the obvious question, and now we’ll give you the opportunity to clear that one up and then we’ll ask Jennifer to line up any questions that the...

Charles Jeannes:	Okay.

Yves Rebetez:	...audience might have.

The one obvious question, if you look at the chart, you have on Page 22, that is the one where you talked about the implied reverse takeover of Goldcorp by Wheaton.

Charles Jeannes:	Uh-huh.

Yves Rebetez:	Given, Robert McEwen’s stake in Goldcorp, if you had to take a guess as to what would be his motivation to take the inferior offer that Wheaton represents in your chart, what would that be?

Charles Jeannes:	Well, obviously, I get asked that a lot, and let me just back up by saying, you know, we have been in discussions with Goldcorp for a long time at Rob’s request, twice. And he appointed this independent special committee. We arrived at the .89 Glamis shares per Goldcorp share bid. With them, they said they would unanimously recommend it.

But right at the end, before the first board meeting scheduled to discuss it, they said that Rob changed his mind. And the only difference in, you know, meaningfully different in our bid versus what they’re doing with Wheaton River is that he’s the chairman of the combined company with Wheaton, and he had no continuing role under our offer.

And that’s because we — he told us he didn’t want a continuing role, but he changed his mind. And, you know, I can’t get it in his hat, but I have to assume that that’s the difference.

Yves Rebetez:	Okay, thanks very much.

Jennifer, any questions from the participants, please?

Operator:	Thank you.

Ladies and gentlemen, if you’d like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

If you’re using a speakerphone, please lift your handset before entering your request.

One moment, please, for the first question.

As a reminder, ladies and gentlemen, please press the 1 followed by the 4 to ask your question.

Our first question comes from the line of (Gene) (unintelligible).

Please proceed with your question.

Gene:	Oh hi, just had two questions for you.

One is I think one of the downside I guess of the Glamis bid is that the lack of Glamis having experience doing underground mining. I wonder if you can comment on that.

And then secondly, 2004 was a, I guess a time period where your production budget relative to actual production was certainly lower than anticipated. I wonder if you could comment on that as well.

Charles Jeannes:	Sure, thanks.

First on the underground mining, it’s just a red herring, keeps being thrown out there. Kevin McArthur, our CEO, of course is a mining engineer. He was the chief engineer at Greens Creek in Alaska when that was built by BP Mineral. So he certainly worked underground in coveralls. As a matter of fact, I don’t know if you saw the quote from Ian the other day, but — so he’s got underground experience.

Jim Voorhees, our Chief Operating Officer, spent half of his career underground including as the technical manager for a major expansion at the Olympic Dam Mine in Australia, one of the largest underground gold mines in the world.

So, you know, it’s just not correct to say we don’t have that experience. But more than that, it, you know, that’s one of the reasons you do a merger is to acquire that middle management team that has the experience, and Goldcorp has got a great team at Red Lake. We’ve got to know them well and think that they’re, you know, very qualified and that’s a group that we would love to bring into our company and they would make the combined company that much stronger.

Second point, yeah, we — you know, we made a mistake frankly in having a pretty aggressive budget for this year with our production. We pushed the guys a little harder than needed both at Marigold and El Sauzal. El Sauzal missed by about 10,000 ounces that — which really worked out to, you know, a few weeks of production there.

We’re thrilled with the way that thing came together with all of the challenges that it had, both topographically and logistically, to be that close to a very aggressive schedule was very good for us. And I should point out that was about a quarter ahead when they actually did produce. It’s about a quarter ahead of the original schedule in the feasibility study that we compressed on them.

And then Marigold had some problems with permitting and getting its last leach pad built in time to get the ore on the pad and the returns by the end of the year. So, yeah, we, you know, just didn’t contemplate that permit taking as long as it did and that’s just the way it goes. But no — certainly no, you know, problems with the operations reflected in that just some aggressive budgeting.

Yves Rebetez:	Next question, please.

Operator:	As a reminder, ladies and gentlemen, to register for a question, please press the 1 followed by the 4. There are no further questions at this time. I’ll turn it over back over to you.

Yves Rebetez:	Thanks.

Chuck, maybe two questions from me quickly, and then we’ll let you go.

First one, do you have any sense as to how much success you’ve had thus far in actually securing a commitment to your offer for Goldcorp?

Charles Jeannes:	Well, we haven’t sought, you know, lockups from institutions in this kind of an environment. They just don’t do that. So, you know, we’ve obviously been visiting. Kevin has kind of been focused on the institutional side, and I’ve been on the retail side. And we’re getting very good response, but you know, for the most part, they keep their cards fairly close to their vest and won’t tell you what they’re doing nor did they vote until the very end.

So while we and Wheaton-Goldcorp are all seeing the same vote returns coming in, they represent a very small percentage of the stock. And so it’s too early to make any predictions even though I know the guys on the other side are.

All I can say is, you know, we’re very comfortable with the reaction and response we’ve got from shareholders.

Yves Rebetez:	Okay. And the 2/3 that you have indicated on Chart 29 in terms of Goldcorp shareholders tendering to your offer on February 14 provided in the first instance that a “No” vote has been returned to Wheaton River on February 10.

Is that a minimum requirement from Glamis’ standpoint to your proceeding with your plan?

Charles Jeannes:	Yeah, that’s a pretty standard condition. I think it’s the same condition that’s in – well, I know it is — in the Goldcorp proposal for Wheaton River because once you get the 2/3 then you can amalgamate the companies and basically roll up the rest of it. If you don’t get to that 2/3 you can’t be assured that you’re going to be able to take in the rest of the company.

So yeah, that’s a standard condition. That’s a part of our bid.

Yves Rebetez:	Okay. And then lastly, from both your presentations, sitting — where I’m sitting, it essentially looks as though both of your objectives are essentially to become the “go to” unhedged name in the sector where some — within both the instances in terms of the presentations we’ve seen, what looks to be decent production growth and decent metrics in terms of operating performance and so on.

Now the question I would have for you Chuck is, in the event that in fact Goldcorp-Wheaton wins the day, do you view Glamis as currently benefiting in the marketplace from a premium currency in terms of your stock price and if that is the case, what kind of fallback plan do you have for Glamis in terms of how you’re going to get to become that “go to” name in gold if you miss the Goldcorp here?

Charles Jeannes:	Well one of the things that I think our presentation clearly shows is that we’re a heck of a company going forward regardless of whether this deal succeeds or not. We’ve got the best growth profile. We’ve got fantastic exploration properties to add to that profile. But, you know, we have what we call a strategic cycle where we look constantly at all sorts of opportunities from, you know, early-stage exploration things to bolt-on asset acquisitions to peer mergers. And, you know, this one became available and we had a, you know, what we thought was an agreed friendly deal with Goldcorp and so we pursued it because it, you know, it works and it makes sense to us and we do have that vision of becoming the premier intermediate.

But, you know, if this doesn’t happen, we’ll go back to what we do well and continue to perform and look for other opportunities. They’re out there and just a matter of kind of dusting yourself off and getting up and doing it again.

Yves Rebetez:	Thanks.

Jennifer, any final questions for Chuck, please.

Operator:	Very good, thank you.

If you’d like to register a question, please press the 1-4. There are no questions at this time.

Yves Rebetez:	Thanks very much. We’re going to wrap it up here.

Thanks for joining us, Chuck, very much — thank you very much to you for joining us as well.

As a reminder, all of this has been taped. The presentations are on our Intranet as well the reorg deadlines pertaining to both offers is the same. It’s February 10. And as you’ve just heard, there’s a vote on the February 14.

So there you go, that’s it all about the whole situation pertaining to Goldcorp, Wheaton, and Glamis. Have a great weekend everybody. Take care. Bye-bye.

Charles Jeannes:	Thank you very much, Yves.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

END